NEWS RELEASE

March 22, 2005

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA JOINT VENTURES RIO NARCEA GOLD BELT EXPLORATION PROPERTIES TO BUENAVENTURA

Toronto, Ontario – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") is pleased to announce that further to the Head of Agreement press release of December 17, 2004, the Company has signed a definitive joint venture agreement with Compania de Minas Buenaventura, S.A.A. (“Buenaventura” or “BVN”). Under the terms of the agreement, Buenaventura has an option to earn a 51% interest after phase 1 and an additional 19% interest after phase 2 in all of Rio Narcea’s exploration stage properties within the Rio Narcea Gold Belt in northern Spain, with the exception of the El Valle-Boinás and Carlés mines and the related infrastructure. Rio Narcea will continue to develop these deposits as well as its exploration properties located in the other Asturian gold belts.

To earn the 51% interest, Buenaventura must make expenditures totaling €2.2 million (US$2.9 million) within two years time. These funds will be used to fund an underground exploration and development program on the Santa Marina property, situated two kilometers north of the El Valle mine. Once BVN has earned a 51% interest, it will have the option to earn an additional 19% interest by incurring a further €2.4 million (US$3.2 million) of exploration expenses at Santa Marina, which would include additional underground development work and drilling.

The Santa Marina gold mineralized area, discovered in a previous exploration program in 2000, is a deep, mineralized breccia zone that closely resembles the style of mineralization at the El Valle mine. The best hole intercepted a total grade thickness of 90 grams x meters / tonne in a breccia with three intervals including 22 g/t over 1.0 meter, 16.1 g/t over 2.5 meters and 2.0 g/t over 8.2 meters between 170 and 210 meters below surface.

John W.W. Hick, Chief Executive Officer of Rio Narcea, commented: "We are very pleased to have Compania de Minas Buenaventura, a well-established precious metals mining company, as a joint venture partner. Buenaventura has proven track record of exploring for, developing and producing precious metals in Latin America and we expect that this joint venture will further unlock the potential of the Rio Narcea Gold Belt in the near future. This joint venture will enable Rio Narcea to focus efforts on increasing its reserve base at the El Valle-Boinás and Carlés mines, the exploitation of Aguablanca nickel mine and continuing to advance its other projects.”

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain, Portugal, and Mauritania. The Company produces gold at its El Valle and Carlés mines and has started producing concentrates at its Aguablanca nickel-copper-PGM mine in southern Spain. Rio Narcea is expecting to start the construction of its permitted Tasiast gold project located in Mauritania, West Africa, in the second half of 2005 and is also completing a full feasibility study of its Salave gold deposit in northern Spain.

For further information, contact John W.W. Hick, Chief Executive Officer or Steve Dawson, Manager, Investor Relations.

Tel: (416) 956 7470  Fax: (416) 956 7471  E-Mail: info@rngm.com  Website:www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.